UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


TransDigm Group INC
                                 (Name of Issuer)


Common Stock
                        (Title and Class of Securities)

                                    893641100
                                 (CUSIP Number)

                                December 31, 2017
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP No.                        893641100                            Page 2

1    NAMES OF REPORTING PERSONS

          Principal Global Investors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               2,627,025
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          2,627,025


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,627,025

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.1

12   TYPE OF REPORTING PERSON (See Instructions)

          IA
















CUSIP No.                        893641100                            Page 3

Item 1(a).  Name of Issuer:

     TransDigm Group INC


Item 1(b).  Address of Issuer's Principal Executive Offices:

1301 EAST 9TH STREET
SUITE 3000
CLEVELAND, OHIO 44114

Item 2(a).  Name of Person Filing:

     Principal Global Investors, LLC


Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Principal Global Investors, LLC
     801 Grand Avenue
     Des Moines, IA  50392



Item 2(c).  Citizenship:

     Principal Global Investors, LLC - State of Delaware


Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     893641100

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)


Item 4.  Ownership:

     (a) Amount Beneficially Owned

2,627,025 Shares Common Stock presently held by Principal
Global Investors, LLC





CUSIP No.                        893641100                            Page 4

     (b) Percent of Class

          5.1 Principal Global Investors, LLC

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Shares Common Stock Principal Global Investors, LLC


          (ii) Shared Power to Vote or Direct the Vote

2,627,025 Shares Common Stock presently held by Principal
Global Investors, LLC

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Shares Common Stock Principal Global Investors, LLC


          (iv) Shared Power to Dispose or to Direct the Disposition of

2,627,025 Shares Common Stock presently held by Principal
Global Investors, LLC


Item 5.  Ownership of Five Percent or Less of a Class:

     [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.

Item 7.  See Exhibit attached
















CUSIP No.                        893641100                        Page 5

Item 8.  Identification and Classification of Members of the Group

     Not applicable

Item 9.  Notice of Dissolution of Group

     Not applicable

Item 10(a).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principal Global Investors, LLC

By /s/ Jill Hittner
Jill Hittner, Chief Financial Officer

Dated February 14, 2018



EXHIBIT 99.1

Principal Global Investors, LLC
Item 3 Classification:
(e) Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)